UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________________________________________________________________________________

PART I-REGISTRANT INFORMATION

HUB Cyber Security Ltd.
Full Name of Registrant

N/A
Former Name if Applicable

17 Rothschild Boulevard
Address of Principal Executive Office (Street and Number)

Tel Aviv, Israel 6688120
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

HUB Cyber Security Ltd. (the “Company”) is unable, without unreasonable effort or expense, to file its Annual Report on Form 20-F for the year ended December 31, 2022 (the “2022 Form 20-F”) with the Securities and Exchange Commission (the “SEC”) within the prescribed time period due to the reasons described below.

As previously reported in the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on April 20, 2023, allegations have been made regarding potential misappropriation of Company funds and other potentially fraudulent actions regarding the use of Company funds by a former executive officer of the Company. These matters were identified during an ongoing review by management, during which management discovered certain unexplained expenses. In response to these matters, the Company appointed a special committee of independent directors (the “Special Committee”) to oversee an internal investigation.  The Special Committee, with the assistance of independent advisors, is working to complete its investigation and advise on potential remediation measures as soon as practicable. The Company believes that the amounts in question will not be material when compared to the Company’s financial position, operating losses and cash flows. However, due to the pendency of the ongoing internal investigation, the Company and their independent auditors need additional time to complete the analysis to conclude on that matter and complete the preparation of its Annual Report, financial statements, required disclosures and assessment of internal control over financial reporting. However, the Company is currently unable to predict precise outcome of the internal investigation or the nature or timing of any remediation measures that the Special Committee may recommend.

Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 (this “Notification”) contains forward-looking statements within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements include, without limitation, statements regarding the financial position, business strategy, plans and objectives of management for future operations, and any statements that refer to characterizations of future events or circumstances, including any underlying circumstances. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this report, the words “could,” “should”, “will,” “may,” “anticipate,” “believe,” “expect,” “estimate,” “intend,” “plan,” “project,” the negative of such terms, and other similar expressions are intended to identify forward looking statements, although not all forward-looking statements contain such identifying words. Such forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by the Company and: (i) the results of the Special Committee’s investigation; (ii) the risk of restatement of the Company’s previously reported financial statements or the identification of one or more material weaknesses in internal control over financial reporting; (iii) costs relating to the Special Committee’s investigation, which are likely to be material; (iv) the outcome of any legal proceedings that may be instituted against the Company, including as may result from the Special Committee’s investigation; (v) the ability to meet stock exchange continued listing standards; (vi) expectations regarding the Company’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and the Company’s ability to invest in growth initiatives and pursue acquisition opportunities; (vii) the risk that the consummation of the business combination disrupts the Company's current operations and future plans; (viii) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (ix) limited liquidity and trading of the Company's securities; (x) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (xi) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; (xii) inaccuracies for any reason in the estimates of expenses and profitability and projected financial information for the Company; and (xiii) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s final proxy statement/prospectus filed on December 5, 2022.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Uzi Moskovich	(972)	03-924-4074
	(Name)	(Area code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

While the Special Committee’s investigation remains ongoing and the full impact is unable yet to be determined, the Company anticipates significant changes to the results of operations for the year ended December 31, 2022, as compared to the corresponding period ended December 31, 2021. The Company’s 2022 20-F is delayed due to the ongoing investigation by the Special Committee. The Company intends to file the 2022 20-F as soon as practicable.

The Company anticipates significantly a greater operating loss, operating cash flow and negative Adjusted EBITDA for the year ended December 31, 2022, as compared to year ended December 31, 2021.

Until the Company can generate sufficient revenue from product and service sales to cover operating expenses, working capital and capital expenditures, the Company expects to fund cash needs through a combination of equity and debt financing, including convertible loan instruments.

The above financial information regarding the year ended December 31, 2022 is preliminary and subject to the completion of the Company’s financial statements and the Special Committee’s investigation.

HUB Cyber Security Ltd.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 1, 2023	By:	/s/ Uzi Moskovich
	Name:	Uzi Moskovich
	Title:	Chief Executive Officer

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